MAIL STOP 3561
      October 6, 2005

Steven Wasserman, Chief Executive Officer
Alpha Security Group Corporation
328 West 77th Street
New York, NY 10024

      Re:	Alpha Security Group Corporation
   Registration Statement on Form S-1
   Filed August 31, 2005
   File No. 333-127999

Dear Mr. Wasserman,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Alpha Acquisition Corporation (Alpha). Additionally, tell us the Securities Act form the companies` filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Prospectus Cover Page

3. We note that Maxim Group LLC (Maxim) will receive an additional one percent of the gross proceeds if a business combination is consummated. Please discuss the applicability or inapplicability of
Regulation M to the contingent nature of the underwriter compensation arrangements. On page 59, we note that you may also pay the underwriters a finder`s fee. Please also discuss the applicability or inapplicability of Regulation M to the underwriters` potential compensation arrangement to act as a finder for the issuer.
Please
address in your discussion when any applicable restricted period would end.

4. Please revise to include a brief discussion of the representative`s purchase option on this page.

Prospectus Summary, page 1

5. We note that a substantial portion of the disclosure on page one is repeated verbatim in your proposed business section. Please revise to limit such repetition. Your attention is directed to the disclosure requirements in the Prospectus Summary per Item 503 (a) and the Instructions to paragraph 503(a) Regulation S-K.

6. We note the disclosure on page two and later in the document that you expect any compensation arrangements of current officers and directors will be "comparable to employment agreements with other similarly-situated" companies. This statement appears speculative in light of the fact that you have yet to conduct any activities toward consummating a business combination, have not had discussions relating to the retention of current management, and any decision could be made by parties other than current management. Please revise to substantiate the noted disclosure.

7. On page three, we note that the shares and warrants "may" trade separately on the 90th day of trading. Please explain your use of the word "may." Does this mean that the underwriters have the ability to accelerate and delay the separate trading of the unit securities? In addition, discuss the factors which the underwriter will consider in determining to accelerate the date separate trading will commence. Also, if the underwriters decide to allow early separate trading, please revise to discuss how the public will be notified of such decision.

8. Please revise to clarify if the redemption provisions of the warrants also cover the warrants to be issued in the representative`s purchase option.

Risk factors, page 9

9. In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

10. Risk factor seven indicates that Messrs. Wasserman and Blaha may be liable in "certain circumstances" to ensure that the trust funds are not depleted prior to a business combination. You provide an example of a certain circumstance. In your proposed business section, please revise to elaborate on this. Outline the "certain circumstances" and briefly discuss situations where they would not be liable after subjecting the trust funds to claims by creditors.

11. Risk factor 11 appears to be broad and generic. The risk of retaining and obtaining key personnel is a risk that affects companies in and outside of your proposed industry. Please revise to discuss how this risk is specific to you or remove.

12. In risk factor 17, we note that existing shareholders will not be
reimbursed for any excess out-of-pocket expenses unless you consummate a business combination. We also note from risk factor 28 that there is no limit to the out of pocket expenses that may be incurred. In the use of proceeds section, please revise to clarify how excess expenses are structured. Is it a loan or other liability that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse?

13. In risk factor 20, we note that you "believe that the net proceeds of this offering will be sufficient to allow [you] to consummate a business combination." On page 26, you disclose that you "believe that excess working capital will be sufficient to cover the foregoing expenses and reimbursement cost. Please revise to substantiate the noted beliefs in light of the fact that your subsequent disclosure does not discuss efforts already made to obtain the basis for theses beliefs.

14. We note the list of risks in risk factors 30 and 32. A risk factor should only discuss a single risk. If the listed items are material risks, please revise to discuss each separately.

15. Please revise risk factor 33 to discuss the harm that would occur should the disclosed risk materialize.

16. Risk factor 37 appears broad and generic. The risk of not being able to compete effectively is a risk that affects companies inside and outside of your proposed industry. Please revise to discuss how the risk is specific to you or remove.

17. Risk factor 38 appears to be very similar to risk factor 11.
Both discuss personnel associated risks and appear broad and generic.
Please revise accordingly.

Use of Proceeds, page 25

18. Please revise to clarify that any down payment would be limited to the amount allocated to excess working capital. If not, please revise to discuss which line item it would come from if such payment were greater than proceeds available in excess working capital. Also, it would appear that any use of funds on a down payment would increase the chance that management or existing shareholders would have to incur additional out-of-pocket expenses. Please revise to reflect this possibility or advise why such possibility is not possible.

19. In the use of proceeds table, in the use of net proceeds not held
in trust, we note the line item of $200,000 for "[l]egal,
accounting,
and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." We also note another line item of $250,000 allocated to due diligence of prospective target businesses. Please explain why there are two separate amounts for due diligence and another line item for similar expenses. In the fourth paragraph on page 26, we note that your officers and directors would be reimbursed for any "out-of-pocket expenses they may incur on our behalf while performing due diligence
.. . . ."  In the fifth paragraph, we note that you "believe that the
excess working capital will be sufficient to cover the foregoing expenses and reimbursement costs." Please explain which line item would be allocated to pay existing stockholders for reimbursement of their out-of-pocket expenses for due diligence and reconcile that with the line items on page 25. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company`s search for a target business and whether these fees would include due diligence.

20. Please revise to clarify which line item will be depleted to repay the loans owed to Messrs. Wasserman and Blaha. In that regard, please also revise to quantify the offering expenses that have already been paid by this loan.

21. Please revise to disclose and elaborate on the contingent additional one percent payment the underwriters are able to receive upon the consummation of a business combination.





Dilution, page 28

22. Please consider providing a tabular presentation showing the components of the denominator and numerator of the pro forma book value per share calculation, to assist investors in understanding the calculation.

Management`s Discussion and Analysis, page 30

23. We note that you "do not believe [you] will need additional financing following this offering in order to meet the expenditures required for operating [your] business." Please revise to explain the noted disclosure. Please revise to discuss the basis for this belief in light of the fact that you have yet to conduct any activities related to consummating a business combination.

Proposed Business, page 32

24. Tell us the factors you considered in determining to value this offering at $64,000,000 and offer the units at $8.00 per unit. What factors did you consider when determining that you might need $57,210,000 in the trust fund to effect the business combination contemplated by the registration statement? Please advise us of the specific factors and motivations behind the valuation. If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on April 20,
2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Alpha. Given management`s extensive and high-level experience in the target industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

25. We note that you may engage "professionals" to aid in your search of target businesses and may also receive candidates` information from non "professional" sources who present unsolicited or solicited proposals. Please revise to clarify if the non professional sources are able to receive finder`s fees (or other compensation such as future beneficial relationships). If so, please revise to clarify how finder`s fees will be determined for non professionals. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

26. We note the disclosure under the sub caption "management and board expertise and experience." Such discussion is intended for
Item 401 disclosure. The format utilized on pages 30 - 32 does enhance the reading of management`s qualifications. Please relocate and combine this information (using this format) with your Item
401
of Regulation S-K disclosure.

27. The disclosure starting at the bottom of page 36 under the caption "sources of target businesses" is primarily repeated verbatim from page 33. Please revise to limit repetition.

28. On page 38, we note that you will seek an opinion from an "independent investment banking firm" examining the fair market value of target companies only if your board is unable to determine the value independently. Please revise to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

29. On page 41, we note that you may "encounter intense competition" with many competitors who "are well established and have extensive experience" and "possess greater technical human" resources. Please revise that to reconcile with your disclosure on page 35 that you "believe that the experience and contacts of [your] directors, officers and special advisor will give [you] an advantage in sourcing, structuring and consummating a business combination."

30. On page 41, we note that you believe there are "numerous potential target businesses" that you could acquire. Please revise to clarify if you mean there are numerous potential targets that satisfy the 80 percent requirement and substantiate your belief or remove such disclosure as it appears speculative.

31. On page 42, we note that management believes that your "status as a public entity and potential access to the United States public equity markets may give [you] a competitive advantage over privately-held entities having similar business objective as [you] in acquiring a target business with significant growth potential on favorable terms." Please revise to provide the basis for the noted belief. Substantiate the implication that an acquisition by you is more attractive to target companies than an acquisition by a private entity. Clarify your use of the term "favorable terms." Do you mean favorable as compared to the price private entities would have to pay? If so, have you had experience or knowledge of the prices of companies acquired by public shells and private entities?


Management, page 45

32. Item 401 of Regulation SK requires a brief discussion of managements experience in the last five years. If you elect to include information outside of the required time frame, such additional information should be as complete as is required by Item
401. Please revise this section accordingly. For instance, you state that Robert Blaha has been in senior management positions with several companies. If this experience was outside of the last five years, but you elect to retain such disclosure, it must be complete.

33. Please advise whether Steven Wasserman was ever affiliated with
Pudgie`s Chicken, Inc., or Embryo Development Corp. If so, please advise why such disclosure is not required in this section.

Conflicts of Interest, page 48

34. Under the caption conflict of interest, please revise to include in the bulleted list the conflicts that may result from the open market warrant purchases, excess expense reimbursements, and potential retention by the post combination company.

Principal Stockholders, page 50

35. Please revise to discuss the purpose of the warrant repurchase agreements discussed in this section. Clarify if these purchases are mandatory and whether Mr. Wasserman is able to exercise discretion on the timing and amounts of warrants purchased.

36. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements discussed in this document.

Certain Transactions, page 52

37. We note that Messrs. Wasserman and Blaha are principals of ASG.
Please advise if they perform any role the management of ASG. If so, please explain why the disclosure of this relationship was not required in your Item 401 of Regulation S-K disclosure.

38. We note that Laura Haffner owns shares in the company. Please revise to clarify if Ms. Haffner will participate in your business plans or if she has a pre-existing relationship with current management.

39. We note that Maxim will also make warrant purchases in the open market and that they are not prohibited from selling any warrants they acquired before a business combination is consummated. On page
61, we note that Maxim has the right to designate an advisor to your board of directors for two years and that the advisor is also able to receive reimbursements. Please clarify if the designee will be able to communicate non public information to the underwriters as they exercise their discretion in making warrant purchases and sales.

Also, please revise to clarify if the purchases by Maxim are mandatory.

40. The last paragraph in this section appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how you could assert that the terms will be those "no less favorable" than available from unaffiliated third parties. Please advise.

Underwriting, page 58

41. Tell us whether Maxim will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

42. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

43. Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.


Where You Can Find Additional Information, page 63

44. Please revise to provide the current address of the Public
Reference Room.

Financial Statements, page F-1

45. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article
3
of Regulation S-X..

Note 5 - Commitments and Contingencies, page F-9

46. We note your disclosure regarding the underwriter purchase option
("UPO"). Please expand Note 5 to disclose all material terms of the
UPO, including the timing of the issuance of the UPO, and whether such issuance is dependent upon the effectiveness of the proposed offering. If the UPO contains a cashless exercise feature, please disclose this feature. Also, disclose how you intend to account for the UPO, including its estimated fair value and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R. In addition, if your expected life assumption differs from the contractual life of the UPO, please tell us your basis for this assumption. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

47. We note your disclosure on page 33 regarding the agreement with your underwriter to pay a fee equal to the 1% of the gross proceeds of the offering at the closing of your business combination. Please revise your footnote disclosure to include the material terms of this commitment, including whether you have any obligation to the underwriter in the event that no business combination is consummated.
In addition, please revise your disclosure on page 33 to specify the services, if any, that the underwriter will be required to perform to receive the 1% fee.











Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Williamson at (202) 551-3393 or Duc Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Sam Schwartz
	Fax # 212-355-4608

Steven Wasserman, Chief Executive Officer
Alpha Security Group Corporation
October 6, 2005
Page 1